Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-4 (File number 333-277686) of our audit report dated March 29, 2024, with respect to the consolidated balance sheet of Nika Pharmaceuticals, Inc. as of December 31, 2023, and the related consolidated statements of operations, changes in stockholders’ (deficit), and cash flows for the year then ended, appearing in the Annual Report on Form 10-K for the year ended December 31, 2024. Our report dated March 29, 2024 relating to aforementioned financial statements, includes a going concern paragraph relating to substantial doubt of the Company's ability to continue as a going concern.

We also consent to the references to us under the heading “Experts” within the Registration Statement.

Fruci & Associates II, PLLC
April 5, 2024